

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

February 2, 2006

Mr. Stephen A. Thorington
Executive Vice President and Chief Financial Officer
Plains Exploration & Production Company
700 Milam Street, Suite 3100
Houston, TX 77002

> **Re:** **Plains Exploration & Production Company**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 16, 2005**
> **Response Letter Dated January 18, 2006**
> **File No. 1-31470**

Dear Mr. Thorington:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. Please note that we are continuing to evaluate your proposal to modify your disclosures on a prospective basis.

Critical Accounting Policies and Factors that May Affect Future Results, page 50

2. We note your response to our prior comment number one. It appears based on the supplemental materials you provided that your CODM regularly receives and reviews discrete financial information as defined in EITF Topic D-101, for what

appear to be several operating segments. These operating segments also appear to represent businesses as defined in EITF 98-3. Please tell us in greater detail why the components that are represented by segment managers on your organizational chart and for which discrete financial information is regularly prepared and reviewed by various levels of management including your CODM, do not represent operating segments. Please contact us at your convenience to discuss this matter.

3. Please tell us how you determined that $2.4 million was the amount of goodwill that was impaired associated with your Illinois properties that were disposed of in 2004.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief